

May 20, 2015

Mr. Ken Kovie, President
Upholstery International, Inc.
22771 Citation Road
Frankfort, IL 60423

> **Re: Upholstery International, Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed May 12, 2015**
> **File No. 333-195209**

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our prior letter and the revised footnotes on the selling shareholder table identifying some sellers as children of other selling shareholders. However, we still require your analysis. Therefore, in your next response letter, please provide us with your analysis of the number of purchasers in your offerings made in reliance upon Rule 506(b) based on the definition provided in Rule 501(e) of Regulation D.

2.   We refer you to the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Summary Information about Upholstery International, Inc., page 5

3.   Please revise your total liabilities to agree to the Consolidated Balance Sheet at December 31, 2014.

Note 7. Financing Loans, page F-9

4.   We note your responses to comments 3 and 4. Please disclose the current status of the delinquent financing loans with EBF Partners, LLC (EBF) and PIRS Capital, LLC (PIRS). Describe the recourse available to both EBF and PIRS due to non-payment, and steps your company is taking to become current and/or modify terms of these loans with the lenders. Also, with a view toward expanded disclosure, please tell us if you are current on the required daily payments on your three loans with Continental Capital Advance, Inc. (Continental), which we note was amended on December 29, 2014.

Note 13. Subsequent Events, page F-10

5.   We note your response to comment 4. Please tell us and update your disclosure regarding the status of your delinquent financing loans since January 28, 2015 when you stopped making daily payments.

Capital Resources and Liquidity, pages 26 and 27

6.   We note your response to comment 5. Please disclose the status of your delinquent financing loans with EBF and PIRS, including what impact this may have on your results of operations and financial condition. In your discussion, please advise what steps you are taking to either modify these loans or become current on payments, the recourse the lenders may have against your business if you are unable to remedy the conditions of default, and the overall impact on your liquidity.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director